

Credit Rating Agency

Procedures and Methodologies

Exhibit 2

Table of contents

1. PROCEDURES

Initiation of Credit Ratings

HR Ratings initiates the credit rating process upon contact by/with the client and, accordingly, sends the corresponding sales materials. HR Ratings then subsequently sends an economic proposal / engagement letter or the appropriate legal instrument to the client.

A service contract or the appropriate legal instrument is then prepared and sent to the client together with the Code of Conduct, consequently, the issuer as well as HR Ratings Director of Business Development signs the service contract or the appropriate legal instrument, and the legal relationship with the client in question is formalized.

The Director of Business Development will inform the client they may substitute the persons designated in the service contract or authorize more persons for the sending and receiving of information at any time during the rating process, by sending a communication to the Lead Analyst on the matter.

HR Ratings' internal procedures require the determination of the sufficiency of the information to be used to assign the rating. This information must be generated and provided by reliable sources.

Information, whether public or private, from parties other than the issuer, is also used as part of the credit rating process. However, depending on the reliability of the source, HR Ratings reserves the right to evaluate that information. Information coming from official governmental sources is presumed to be valid. HR Ratings uses all the information available at the time of analysis; this includes public information available that is relevant for the specific rating, as well as non-public information, consistent with regulatory norms.

Rating Process

HR Ratings' analysis process begins with the assignment of the Credit Officer, by the Chief Operating Officer, thereafter the Credit Officer designates the Lead Analyst (primary analyst) for the project, and accordingly, the other analysts (secondary analysts) that will assist on the rating process in issue. The Lead Analyst, together with the secondary analyst will comprise the "analysis team".

In some cases, the Chief Operating Officer may designate directly the Lead Analyst, and the Lead Analyst designates the support analysts. The person responsible of making the assignments of analysts to the rating procedure, will take into account the log of potential conflicts of interest maintained on the Agency's internal electronic system.

Furthermore, under HR Ratings' internal policies, the assigned analysts need to be present in meetings and in conference calls related to the rating.

Primary and secondary analysts are responsible for conducting the entire analysis, as well as the presentation for the Analysis Committee, including all supporting documents accompanying the presentation, to be reviewed with the Credit Officer, such as: analysis report or press release when there is no analysis report, and also, where applicable, the rating letter, the technical note, the legal opinion, the datasheet for the influencing rating, where applicable, updated to the date of the Committee session, and the minutes of the previous Credit Analysis Committee regarding the entity, issuer or operation in question (jointly, the Credit Analysis Committee packet).

When the rating takes into account influencing ratings assigned by another rating agency, the analysis team will monitor these influencing ratings weekly. For the purposes of the above, each area of the Credit Analysis Department will maintain current the datasheet corresponding the information for the influencing rating in question, by the last business day of each week.

In the event of any questions or peculiarities regarding the operation, a meeting will be arranged with the Chief Credit Officer, Chief Operating Officer, and also, accordingly, the Senior Analyst, in order to clarify these questions before the presentation to the Credit Analysis Committee.

The Committee Package must then be distributed to all committee members at least 12 hours in advance of the Rating Committee review, an exceptionally in a shorter period, when it is so required by the analysis team.

In all situations, the following specific methodology is employed by the assigned credit analyst(s):

1. Receives the assignment to undertake the analysis process and proceeds to gather available public and private information for the issuer and/or offering;

2. Sends the issuer an email request for information covering the following topics:

- Financial information
- Business, market and general relevant economic information
- Institutional framework
- Characteristics of the offering

3. Schedules a visit with the people responsible for the issuer's finances to understand, together with the entity's other officers, the specific characteristics of the issuer and/or offering, as well as its investment projects, to compare these with other similar entities and analyzes:

- Budget items
- Operations
- Expense control
- Planning
- Execution and coordination

    The previous information explains only some of the items analyzed; on the other hand, the analyst may request further information depending on the complexity of the entity or project.

4. Based on this information and methodology, the analyst(s) prepares an evaluation and analysis of the credit strengths and payment capacities of both the issuer and/or offering; and,

5. Prepares the presentation for the Rating Committee including all supporting documents in the Committee Package to be reviewed with the Credit Officer.

Rating Committee Structure and Voting Process

Quorum

The Committee will meet at least with half of the total of their membership.

Voting Process

The Decisions are taken by an absolute majority; that is, by the vote in the same direction of half plus one of the members present at the meeting.

The lead analyst, will have voice, but not vote in the Analysis Committee.

In accordance with HR Ratings' Operating Manual, the Rating Committee will meet whenever:

A. When a rating action is required;
B. When any relevant event occurs that could impact any current rating;
C. When an opinion is to be issued for any industry sector.
D. In quarterly basis to review and discuss the cases deemed to be of concern, resulted from the process of monitoring, monthly, quarterly and biannual, to make decisions are considered appropriate in each case; and could result in a rating action.

The following people sit in the Analysis Committee, given in voting order:

A. Associate Directors
B. Senior Associate Directors
C. Chief Operating Officer (COO)
D. Chief Credit Officer

Prior to each Credit Analysis Committee session, the members of the Committee will certify, through the Company's internal control and surveillance system, they have no conflict of interest with the entity or issuer. The system will send copy to the Compliance Officer if there is a conflict of interest reported on the system.

The Credit Analysis Committee reviews and discusses whether rating proposed is consistent with other HR Ratings' ratings, for the different types of assets, taking into account the principle that the rating reflect a position of relative strength or degree of risk within the same rating scale. The above is not applicable for structured, servicer, or indenture trustee ratings, or for other types of assets.

Upon reaching a conclusion, the Committee issues a rating and once the rating has been given, the lead analyst notifies the issuer of the decision reached by the Rating Committee, the same day as the rating was adopted. Under no circumstance will the client receive any prior notice as to the possible outcome of the rating process. Rather, the client will receive notification only when the Rating Committee has issued its official opinion.

If the issuer agrees, then HR Ratings proceeds with the publication of the rating. In case of disagreement, the issuer has up to 2 business days following the day it received the rating to submit additional information to be analyzed and evaluated by the Rating Committee, nevertheless, if there is no response from the issuer within these 2 business days, HR Ratings will continue with the publication of the rating the next business day.

Rotation policy for the participants in the rating procedures and Rating Committee.

The lead analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with a client or companies within the group to which that client belongs, for more than a four years period, since its first participation in the initial rating or monitoring with respect to that client, and could be responsible of these functions again after a minimum period of one year. A substitute analyst will be introduced in the process, in the third year.

Moreover, the analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with a client or companies within the group to which that client belongs, for more than a five years period, since its first participation in the initial rating or monitoring with respect to that client, and could be responsible of these functions again after a minimum period of one year.

In the case of the analysis committee responsible for the approval of the credit rating with respect to a client or companies within the group to which that client belongs, such committee should rotate with a periodicity of not more than seven years. To this end, it will rotate at least half of the members of each committee.

Surveillance and Monitoring

Once the initial rating is issued, HR Ratings assumes the responsibility to carefully evaluate the performance of the issuer and/or offering.

Monitoring refers to periodical internal rating reviews, depending on entity, issuer, operation, or instrument that may or may not result in a rating action. The monitoring review will be monthly, quarterly or semi-annual depending upon the availability of information, or any other frequency required by HR.

Surveillance refers to the periodical annual reviews HR performs on all ratings, independent of the internal monitoring, the results of which are reported to the public through a rating action.

It is important to note that HR Ratings makes no difference regarding the qualitative and quantitative factors under the initial or surveillance rating. Thus, an initial and a surveillance rating take into account the same weights for each of the factors given.

HR Ratings adheres to the view that surveillance ratings can be even more important than the initial rating during the life of the issue until maturity. For this reason, the surveillance for tracking and monitoring all of the ratings assigned by HR Ratings is a vital ongoing activity.

Methodology Committee

The Company has a Methodology Committee which is responsible for reviewing, discussing, and approving the Company's rating methodologies and any modifications thereof, and also the quantitative models incorporated into said methodologies and the criteria for their application, prior to submitting these to the Board of Directors for final approval.

The Methodology Committee will meet at least once a year to review the processes and terms established for each rating methodology, or when any of the circumstances established in the HR Ratings Code of Conduct are met.

In addition, the Methodology Committee will assess and validate the qualitative models to be incorporated into any rating methodology and any changes to these models. Similarly, the committee will conduct periodical reviews of the quantitative models incorporated into the rating methodologies.

The Methodology Committee will meet on the date called to review, discuss and approve, when such is the case, a new methodology or changes to any current methodology. In the event the modification of a methodology is agreed, the Committee will proceed to analyze whether the ratings previously assigned under the earlier methodology need to be reviewed. This analysis must be documented in the minutes corresponding to the Methodology Committee.

When the Methodology Committee agrees to a rating methodology or changes to an already existing methodology, the Chief Operating Officer will take the actions necessary so that, before the end of the next business day following the Committee meeting, the methodology or its modifications are uploaded to a page on the HR Ratings website for the consult and comments of market participants. The term for receiving comments from the public will be at least 10 calendar days. HR Ratings will maintain public during this time, comments received through its website and will take into account those deemed relevant.

At the end of the time given, the Chief Operating Officer will request the incorporation, when such is the case, of the relevant comments as soon as possible and once incorporated, they will ask the Compliance Officer to immediately take the actions necessary for said methodology or modification to be submitted for the formal approval of the Board of Directors.

The Compliance Officer will immediately send the methodology corresponding to the members of the Board of Directors for review, and will request the swift calling of a meeting of the Board to formally approve the methodology or its modifications.

As soon as the methodology or its modifications are approved by the Board of Directors, HR Ratings will notify the Mexican Banking and Securities Commission of the methodology or its modification, to meet compliance with the obligation established in the General provisions applicable to rating agencies in Mexico. If no comments are received from the Commission within twenty business days, HR Ratings will publish the methodology or its modification in a visible location on the HR Ratings website -indicating the reasons for the modifications, when such is the case-, immediately at the end of said time and the methodology will be sent to the HR Ratings employees and website subscribers, by email.

In the case of methodologies that only apply to ratings in the United States, HR Ratings will publish the methodology or its modifications the next business day after being formally approved by the Board of Directors, by the means indicated in the previous paragraph.

Rating methodologies and their modifications will take effect the same day as published. Once the modifications or additions to a methodology have been published, the Company will use the new methodology for subsequent ratings and, accordingly, will inform the public immediately of the possible effects on the ratings that could be impacted by the new methodology once these ratings have been reviewed.

Accordingly, HR Ratings will issue a new rating for the instruments in question, within 6 months following the publication of the modifications of a methodology.

Once a new NRSRO methodology has been published, HR Ratings will submit to the Securities and Exchange Commission an updated NRSRO form. In addition, HR Ratings will submit an updated NRSRO form when modifications are made to an NRSRO methodology. The Risk Officer will verify compliance with that established in this paragraph.

In addition, HR Ratings will publish through its website, notice of any significant error identified in any process or methodology that could result in any change to a current rating.

The Chief Operating Officer will report decisions made by the Methodology Committee to the Company's analysis team, with the corresponding documentation, the same day as said decisions take effect.

In addition, if considered appropriate, meetings will be held with the analysis team, to explain the important decisions made by the Methodology Committee.

Monitoring chart


Monitoring
Information requested from an Entity or an Issuer (according to the periodicity marked by assets)
Information Receipts and Databases Updates
Information analysis and detection of cases with a deteriorating financial situation or elevant event
Quarterly Analysis Committee session (worrying cases review)
Decisions on actions to be taken by the Analysis members on each case
In cases requested by the Analysis Committee, start-up surveillance process

Procedures to Withdraw or Suspend the Maintenance of a Credit Rating

The analysis committee may withdraw the rating given to an entity, issuer, and/or operation on the occurrence of any of the following:

1. When the entity or issuer duly confirms to HR Ratings that the value of the instruments outstanding has been amortized in full and there is no extraordinary amount on the offering or operation pending rating.

2. When the entity or issuer duly confirms to HR Ratings that the rating assigned has not been used for a specific offering or loan and therefore there has been no mobilization of funds for said offering or loan, or for any extraordinary amount outstanding.

3. When HR Ratings receives the consent of all the holders of an offering to withdraw the rating, through the respective holders' meeting where all holders have approved the rating be withdrawn.

4. When the initial rating expires and funds have not been moved using the rating. Under such circumstance, the rating is withdrawn automatically.

5. When at the end of the restructuring period the characteristics for the instrument have drastically changed, provided there is another structure in place.

6. When the entity or issuer declares bankruptcy or the HR Ratings rating is no longer necessary.

7. When the absence of cooperation from the entity or issuer makes the assignment of a reliable rating impossible. In this case, the reasons for suspension will be made public for investors. However, before determining the suspension of the rating, HR Ratings will attempt to conduct the review based on the information published by the entity or issuer, and will also attempt to give the corresponding rating.

8. When the entity or issuer so requests of HR Ratings.

2. HR RATINGS' SCALES

HR Ratings' scales.

2.1	Long Term Local Rating Scale.	https://www.hrratings.com/en/rating_scales
2.2	Short Term Local Rating Scale.	https://www.hrratings.com/en/rating_scales
2.3	Long Term Global Rating Scale.	https://www.hrratings.com/en/rating_scales
2.4	Short Term Global Rating Scale.	https://www.hrratings.com/en/rating_scales
2.5	Structured Finance Rating Scale.	https://www.hrratings.com/en/rating_scales
2.6	Market Risk Rating Scale.	https://www.hrratings.com/en/rating_scales
2.7	Primary Asset Servicers Rating Scale.	https://www.hrratings.com/en/rating_scales
2.8	Master Servicer Rating Scale.	https://www.hrratings.com/en/rating_scales
2.9	Special Asset Servicers Rating Scale.	https://www.hrratings.com/en/rating_scales
2.10	Fiduciary and Common Representative Rating Scale.	https://www.hrratings.com/en/rating_scales

2.1. Long Term Local Rating Scale

Symbol	Definition of the Rating
HR AAA	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue or issuer is susceptible to falling into default.
HR C	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D	The issuer or issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

*Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category.

2.2. Short Term Local Rating Scale

Symbol	Definition of the Rating
HR1	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1.
HR2	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR3	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR4	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk. These instruments are susceptible to falling into default.
HR5	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating and they are already in default.

2.3. Long Term Global Rating Scale

Symbol	Definition of the Rating
HR AAA (G)	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis.
HR AA (G)	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios.
HR A (G)	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis.
HR BBB (G)	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios.
HR BB (G)	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis.
HR B (G)	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue or issuer is susceptible to falling into default.
HR C (G)	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (G)	The issuer or issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (G) to HR D, a plus or minus sign may be included in the range from HR AA (G) to HR C (G), to indicate strength or weakness within a general rating category.

2.4. Short Term Global Rating Scale

Symbol	Definition of the Rating
HR1	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk on a global scale basis. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1.
HR2	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR3	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR4	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk on a global scale basis. These instruments are susceptible to falling into default.
HR5	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating and they are already in default.

There are no differences between the definitions of the local and global scales. Each of them are assigned depending on the characteristics of the issuer or issue.

2.5. Structured Finance Rating Scale

Symbol	Definition of the Rating
HR AAA (E)*	The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA (E)*	The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A (E)*	The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB (E)*	The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB (E)*	The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B (E)*	The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue is susceptible to falling into default.
HR C (E)*	The issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (E)*	The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

(E)* is a local rating

**Our ratings range from HR AAA (E) to HR D (E), a plus or minus sign may be included in the range from HR AA (E) to HR C (E), to indicate strength or weakness within a general rating category.*

2.6. Market Risk Rating Scale

Symbol	Definition of the Rating
1HR	The asset portfolio has extremely low sensitivity to changes in market conditions.
2HR	The asset portfolio has low sensitivity to changes in market conditions.
3HR	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4HR	The asset portfolio is moderately sensitive to changes in market conditions.
5HR	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6HR	The asset portfolio is highly sensitive to changes in market conditions.
7HR	The asset portfolio is extremely sensitive to changes in market conditions.

2.7. Primary Asset Servicers Rating Scale

Symbol	Definition of the Rating
HR AP1	The Primary Servicer given the rating HR AP1 exhibits the best quality in credit management and/or origination. Their organizational structure includes highly experienced human resources. Their procedures and controls, and also their risk management systems are outstanding, and they present high financial solidity.
HR AP2	The Primary Servicer given the rating HR AP2 exhibits high quality in credit management and/or origination. Their organizational structure includes experienced human resources. Their procedures and controls, and also their risk management systems are good, and they present healthy financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AP3	The Primary Servicer given the rating HR AP3 exhibits acceptable quality in credit management and/or origination. Their organizational structure includes human resources with sufficient experience. Their procedures and controls, as well as also their risk management systems are sufficient, and they present acceptable financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AP4	The Primary Servicer given the rating HR AP4 exhibits areas of opportunity in terms of the quality of their credit management and/or origination. Their organizational structure and human resources, as well as their procedures and controls, risk management systems, and their financial position also present areas of opportunity.
HR AP5	The Primary Servicer given the rating HR AP5 exhibits some deficiency or limitation at this time in both the organization and quality of their credit management and/or origination. Their human resources lack sufficient experience, and they exhibit limitations in terms of procedures and controls, and also present deficient management systems and risks in their financial position.

2.8. Master Servicer Rating Scale

Symbol	Definition of the Rating
HR AM1	The Master Servicer given the rating HR AM1 exhibits the best quality in credit management and/or origination. Their organizational structure includes highly experienced human resources. Their procedures and controls, and also their risk management systems, are outstanding and they present high financial solidity. The rating may be differentiated with a (-) sign, representing a position of relative weakness within the same rating.
HR AM2	The Master Servicer given the rating HR AM2 exhibits high quality in credit management and/or origination. Their organizational structure includes experienced human resources. Their procedures and controls, and also their risk management systems are good, and they present healthy financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AM3	The Master Servicer given the rating HR AM3 exhibits acceptable quality in credit management and/or origination. Their organizational structure includes human resources with sufficient experience. Their procedures and controls, and also their risk management systems are sufficient, and they present acceptable financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AM4	The Master Servicer given the rating HR AM4 exhibits areas of opportunity in terms of the quality of their credit management and/or origination. Their organizational structure and human resources, and also their procedures and controls, risk management systems, and their financial position also present areas of opportunity.
HR AM5	The Master Servicer given the rating HR AM5 exhibits some deficiency or limitation at this time in both the organization and quality of their credit management and/or origination. Their human resources lack sufficient experience, and they exhibit limitations in terms of procedures and controls, and also present deficient management systems and risks in their financial position.

Exhibit 2

Procedures and Methodologies

2.9. Special Asset Servicers Rating Scale

Symbol	Definition of the Rating
HR AE1	The Special Servicer given the rating HR AE1 exhibits the best quality in credit management and/or origination. Their organizational structure includes highly experienced human resources. Their procedures and controls, and also their risk management systems are outstanding, and they present high financial solidity. The rating may be differentiated with a (-) sign, representing a position of relative weakness within the same rating.
HR AE2	The Special Servicer given the rating HR AE2 exhibits high quality in credit management and/or origination. Their organizational structure includes experienced human resources. Their procedures and controls, and also their risk management systems are good, and they present healthy financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AE3	The Special Servicer given the rating HR AE3 exhibits acceptable quality in credit management and/or origination. Their organizational structure includes human resources with sufficient experience. Their procedures and controls, and also their risk management systems are sufficient, and they present acceptable financial solidity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR AE4	The Special Servicer given the rating HR AE4 exhibits areas of opportunity in terms of the quality of their credit management and/or origination. Their organizational structure and human resources, and also their procedures and controls, risk management systems, and their financial position also present areas of opportunity.
HR AE5	The Special Servicer given the rating HR AE5 exhibits some deficiency or limitation at this time in both the organization and quality of their credit management and/or origination. Their human resources lack sufficient experience, and they exhibit limitations in terms of procedures and controls, and also present deficient management systems and risks in their financial position.

Exhibit 2

2.10. Fiduciary and Common Representative Rating Scale

Symbol	Definition of the Rating
HR SF1	The Fiduciary and/or Common Representative given the rating HR SF1 exhibits the highest ability to offer fiduciary and/or common representative services. Their technological tools and reporting capacity are excellent; their procedures and controls, and also their human resources are outstanding, and they present high financial solidity and legal capacity. The rating may be differentiated with a (-) sign, representing a position of relative weakness within the same rating.
HR SF2	The Fiduciary and/or Common Representative given the rating HR SF2 exhibits a high ability to offer fiduciary and/or common representative services. Their technological tools and reporting capacity are excellent; their procedures and controls, and also their human resources are good, and they present financial solidity and legal capacity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR SF3	The Fiduciary and/or Common Representative given the rating HR SF3 exhibits an acceptable ability to offer fiduciary and/or common representative services. Their technological tools and reporting capacity, procedures and controls, and also their human resources are sufficient, and they present acceptable financial solidity and legal capacity. The rating may be differentiated with a (+) or (-) sign, representing a position of relative strength or weakness within the same rating.
HR SF4	The Fiduciary and/or Common Representative given the rating HR SF4 exhibits certain weaknesses in offering fiduciary and/or common representative services. Their technological tools and reporting capacity, procedures and controls, and also their human resources show some areas of opportunity, and they present a weak financial situation and legal capacity.
HR SF5	The Fiduciary and/or Common Representative given the rating HR SF5 exhibits deficiencies in offering fiduciary and/or common representative services. Their technological tools and reporting capacity, procedures and controls, and also their human resources show some limitations, and they present a deficient financial situation and legal capacity.

3. METHODOLOGIES

3.1. Current versions of previously sent methodologies

3.1.1	Methodology for the Evaluation of Charter School Debt *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/New%20Charter%20Schools%20Methodology%20R.pdf
3.1.2.	General Methodological Criteria *(N/A).*	https://www.hrratings.com/docs/metodologia/General%20Methodology%20Criteria_Mar2016.pdf
3.1.3.	Methodology for Public Finances: Unsecured Debt Ratings for Mexican Municipalities Methodology Addendum *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Adenda_Deuda_Quirografaria_Municipios%20English%20Final.pdf
3.1.4.	HR Ratings' Corporate Debt Credit Risk Evaluation *(Long Term and Short Term Local Rating Scales)*.*	https://www.hrratings.com/docs/metodologia/Corporate%20Debt%20Credit%20Risk%20Evaluation%20Final.pdf
3.1.5.	Public Finance Methodology Unsecured Rating for Mexican States *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Unsecured%20Rating%20for%20Mexican%20States.pdf
3.1.6.	U.S. State Government General Obligations Methodology Addendum *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/General%20Obligation%20States%20Methodology%20March%202014_final.pdf
3.1.7.	Revenue Sharing Obligations for Mexican States and Municipalities: Debt Backed by Sub-National Entities Own Revenues *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Sub-National%20Entities%20Own%20Revenues%20(Certified%20Translation).pdf
3.1.8.	Debt backed by Federal Transfers to the States (Structured Finance Rating Scale).	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Federal%20Transfers%20to%20the%20States%20(Certified%20Translation).pdf
3.1.9.	Sovereign Debt Methodology *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/Sovereign%20Debt%20Methodologyfinal.pdf

3.2. New methodologies: Financial Institutions, Brokers or Dealers

3.2.1.	Rating Methodology for Banks (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/BanksMethodologyfinal.pdf
3.2.2.	Addendum - Rating Methodology for Subordinated Debt (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/SubordinatedDebtMethodologyfinal.pdf
3.2.3.	Rating Methodology for Non-Bank Financial Institutions (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/Non-BankFinancialInstitutionsMethodologyfinal.pdf
3.2.4.	Addendum - Rating Methodology for Credit Unions (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/CreditUnionsMethodologyfinal.pdf
3.2.5.	Addendum - Rating Methodology for Leasing Agents (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/LeasingAgentsMethodologyfinal.pdf
3.2.6.	Rating Methodology for Brokerage Firms (*Long Term and Short Term Local Rating Scales*).*	https://www.hrratings.com/docs/metodologia/BrokerageFirmsMethodologyfinal.pdf
3.2.7.	Rating Methodology for Mutual Funds (*Long Term and Short Term Local Rating Scales; Market Risk Rating Scale*).*	https://www.hrratings.com/docs/metodologia/MutualFundsMethodologyfinal.pdf
3.2.8.	Addendum - Rating Methodology for Primary Loan Servicers (*Primary Asset Servicers Rating Scale*).*	https://www.hrratings.com/docs/metodologia/PrimaryLoanServicersMethodologyfinal.pdf
3.2.9.	Addendum - Rating Methodology for Master Asset Servicers (*Master Servicer Rating Scale*).*	https://www.hrratings.com/docs/metodologia/MasterAssetServicersMethodologyfinal.pdf
3.2.10	Addendum - Rating Methodology for Special Asset Servicers (*Special Asset Servicers Rating Scale*).*	https://www.hrratings.com/docs/metodologia/SpecialAssetServicersMethodologyfinal.pdf
3.2.11	Addendum - Rating Methodology for Trustees and Common Representatives (*Fiduciary and Common Representative Rating Scale*).*	https://www.hrratings.com/docs/metodologia/TrusteesandCommonRepresentativesMethodologyfinal.pdf

*The links will not be available until the application to add classes is approved.